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                                                                EXHIBIT 99(A)(8)

                           NOTICE OF NEW OPTIONS GRANT

                               Ventiv Health, Inc.
                           1114 Avenue of the Americas
                            New York, New York 10036

                                   June_, 2002

[Name of Option Holder]
[Address of Option Holder]
Optionee ID Number: __________


Dear [Name of Option Holder]:

         In connection with the offer to exchange outstanding options for new options under the Ventiv Health, Inc. 1999 Stock Incentive Plan, we are pleased to inform you that your tendered options have been accepted for exchange.

         Subject to the terms of the offer, you will be granted __________ new options. The date of grant of your new options is expected to be ________, 2002.

         If, for any reason, you are not an employee of or consultant to the company or one of our subsidiaries (other than Ventiv Health Communications, Inc.) from the date that you tendered options through and including the date that we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that we have accepted for exchange. This means that if you die or quit or we terminate your employment or engagement prior to the date that we grant new options, you will not receive anything for the options that you tendered and we cancelled. Participation in the offer does not confer upon you the right to remain in the employ of the company or any of our subsidiaries.

                                                         Sincerely,


                                                         ----------------------
                                                         Eran Broshy
                                                         Chief Executive Officer